Kingswood Investments

A division of Kingswood Capital Partners, LLC

126 E. 56th Street, Suite 22S, NEw York, NY 10022

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Timothy S. Levenberg

Re:	Amphitrite Digital Incorporated

Registration Statement on Form S-1, as amended (File No. 333-275379)

Request for Acceleration of Effectiveness

Requested Date: February 13, 2024

Requested Time: 4:00 p.m., Eastern Standard Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Amphitrite Digital Incorporated (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on February 13, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Kingswood Investments, A Division of Kingswood Capital Partners, LLC
/s/ Ariel Imas
By:	Ariel Imas
Title:	Supervisory Principal

[Signature Page to Acceleration Request]